TPT GLOBAL TECH, INC.
501 West Broadway, Suite 800
San Diego, CA 92101
Phone (619) 301-4200

 January 25, 2021

VIA EDGAR
United States Securities & Exchange Commission
Division of Corporation Finance
Office of Telecommunications
Washington, D.C 20549

Re:
TPT Global Tech, Inc.

Registration Statement on Form S-1
File No. 333-249709

Dear Commission:

The undersigned, TPT Global Tech, Inc., a Florida corporation (the "Registrant" or “Company”), has filed a Registration Statement on Form S-1 (File No. 333-249709) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on January 27, 2021 or as soon thereafter as is possible.

Sincerely,
TPT Global Tech, Inc. /s/ Stephen J. Thomas, III Stephen J. Thomas, III, CEO